Pursuant to Rule 35d-1 under the Investment Company
Act of 1940, as amended, the following Funds changed their investment policies to invest,under normal conditions, at least 80% of their net assets plus the amount of borrowings for investment purposes in the types of investments suggested by their names:
JPMorgan Intermediate Tax Free Income Fund, JPMorgan
New York Intermediate Tax Free Income Fund, JPMorgan
New Jersey Tax Free Income Fund and JPMorgan Tax Free
Income Fund, each a series of Mutual Fund Select Trust.